Filed by Taylor Morrison Home Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AV Homes, Inc.

(Commission File No. 001-07395)

Roger: Hello, everyone. This is Roger Cregg. I just wanted to join you this morning to say we’ve kicked off the announcement last week with the acquisition by Taylor Morrison and we’re very excited about the news. And this is my commitment to you to make sure that I communicate on a timely basis and that’s what I’m going to do starting today.

Today a very special guest is with me, Sheryl Palmer, CEO of Taylor Morrison. Welcome, Sheryl.

Sheryl: Thank you! So good to be here!

Roger: Nice to have you here. Good to see you. What’s some of the benefits that you see in the combination?

Sheryl: I’m sure you guys are experiencing the same challenges and opportunities that we are in the field. Obviously in some markets, AV is much larger than Taylor Morrison, and in other markets, Taylor Morrison’s little larger than AV. The opportunity to bring these two teams together, not to mention the impact when you combine our two portfolios and look at the consumers we’re both serving individually, and now collectively—what a tremendous complement.

You know, Roger, another area I’m really excited about is we both seem to serve the same consumer segments, but we do serve them a little differently. So, this is one... This is an opportunity where one plus one, I think, is going to equal more than two. I look at that first-time buyer and, you know, 80 million of them out there. And we tend to serve that two income higher-end first-time buyer. Gosh, in the Bay Area, our first-time buyer average sales price is in the 700,000s. Where you are serving that buyer as well, but you also serve so much more robustly than we do, that more affordable first-time buyer in many of your markets. Then, I look at the active adult which I think the two of our companies probably serve that buyer as well as anyone. But, once again, we seem to serve it a bit different. Our model in Florida tends to be much more around that country club, very high-end adult living, not exclusively, but certainly that’s a high percentage. Where when I look a Solivita and some of your holdings in the West, they tend to be a more affordable first, not first-time active adult, but a more affordable active adult. So, we put those together and what a complement. I mean, I think we will serve these buyer groups unlike any other builder out there.

Roger: And just like the active adult, of course we see today 55+ can mean anything… Where you’re targeting or age-restricted, I think there’s a wide-open field out there for a lot of different models to run in the active adult area.

Sheryl: Yeah. I’m really hopeful that between the two businesses we’ll have product that we can use between all of those holdings. I think there’s a lot to learn from each other here. You know, Roger, it’d be great to hear. What are you hearing since the announcement? What’s on the minds of your team members? What do you think they need to know? What do they want to know?

Roger: Once we move through our process and understanding the organization and how the organizations fit together, I think we’ll get a better balance of the organization focused on what’s the right thing to do going forward with the combination of the companies.

Sheryl: I’m excited for you and I to get on the road and get to talk to all the team members in person. This is a great first step, right? But this is all about the people, and so I hear you. There’s... People start to fill in the blanks all on their own and we need to help them, you know, and fill them in. But when I think about, you know, some of the discussions I’ve had with The Street since the announcement, one of the areas I’ve shared I have the greatest confidence in is our ability to talk and communicate with the people the right way. I like to say we’re a people-first organization. At the end of the day it’s great to have great communities, great land, great product, but none of it matters if we don’t have the right people directing it all. So, I’m so excited to get out into the field and meet the team members. Yeah, there’s going to be some changes, but we want to make sure everybody understands what those are and the opportunities, I think, are even more tremendous than the changes ahead.

Roger: We’ve asked our people really to stay focused on the business, business as usual, until we actually define exactly what change comes. But more working with trades, working with customers, extremely important that we continue to stay focused on what we do.

Sheryl: Yeah, it’s a great message. We’ve sent the same one internally, because in these markets that we both have a business, it’s hard not to get distracted, so we’re going to do our best, I’m sure both of us, to help our team members understand what next steps are, but we got a big year to deliver. I think we both have a big year, actually we have a big quarter to deliver first then we’ll worry about the big year.

Roger: What’s the culture like in Taylor Morrison?

Sheryl: You know, you would expect me to say I love the culture of our organization. We have some tremendous people. And, I think the culture of every division is a little different. And I think that’s the beauty of the Taylor Morrison culture. The culture is really created from the people in each of our divisions. Certainly, there’s what I like to say, our guardrails. Those guardrails are all around we do what’s right, integrity, all the things you would expect. But from there, it’s really about respect, communication. I can’t wait to introduce our TM360. It’s our daily newspaper. It’s our intranet where everybody gets all the news of what’s going on in the organization. I think it’s like the morning paper. People start there every morning to see all the events and happenings within the company. But our culture is evolving each day because as we bring in new team members, it actually continues to pivot, but I think that’s a really good thing. It’s fun. It’s passionate. It’s got a lot of energy, and it’s about doing what’s right for our customers.

Roger: Yeah, that’s what I like to say. I’ve never been in an industry more passionate…

Sheryl: No kidding. It kind of gets in your veins, right?

Roger: It does. People are excited about it. Everybody. Nobody just, you know, doesn’t want to be here. People love to be here. And it’s just a tremendous industry in general because we’re so caring. The things we do are so good for people and communities.

Sheryl: It is, and you know, since we’ve made the announcement, I have gotten so many emails from our team members that say how excited they are about this. And to me, that kind of says culture. There, I’m sure like we’ve said, there’s going to be some folks that are wondering what’s next and how does this all come together. And we’ve got some time ahead. I expect when we get through all the steps with shareholder votes and through the SEC, we should see these two companies join sometime late Q3/early Q4, but I already see our team members kind of opening their arms and saying how can we help, how do we get to meet everybody. It’s a pretty exciting time.

Roger: Yeah.

Sheryl: Well, Roger, I sure appreciate the opportunity to be here and get to say hello to your team. I’m so excited about what AV has done, so excited about the opportunity of these two companies together and what’s ahead of us at what I think is such a good time in the industry, so thank you. And team, thanks for letting me say hello, I look forward to meeting you all in person.

Additional Information about the Merger and Where to Find It:

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed transaction between Taylor Morrison and AV Homes, Taylor Morrison will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Proxy Statement of AV Homes that also constitutes a Prospectus of Taylor Morrison (the “Proxy Statement/Prospectus”). AV Homes plans to mail to its shareholders the definitive Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF AV HOMES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, AV HOMES, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and AV Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by AV Homes in the Investor Relations section of AV Homes’ website at http://investors.avhomesinc.com or by contacting AV Homes’ Investor Relations at m.burnett@avhomesinc.com or by calling (480) 214-7408.

Forward Looking Statements:

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,”

“opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements (including where the word “could,” “may,” or “would” is used rather than the word “will”) and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison or AV Homes and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Taylor Morrison, or persons acting on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Taylor Morrison and AV Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and AV Homes; the risk associated with AV Homes’ ability to obtain the shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Taylor Morrison’s and AV Homes’ homes and the impact of competitive responses to the announcement of the transaction; access to available financing on a timely basis and on reasonable terms, including the refinancing of Taylor Morrison and AV Homes debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2018 and in AV Homes’ Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 23, 2018. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor AV Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Participants in the Merger Solicitation

Taylor Morrison, AV Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of AV Homes in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and information regarding AV Homes’ directors and executive officers is also included in AV Homes’ proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2018, or its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. These documents are available free of charge as described above.